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                                    FORM 13G
                                EDGAR INFOMATION

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.____)*

                             LANCASTER COLONY CORP.
                                (Name of Issuer)

                                     COMMON
                         (Title of Class of Securities)

                                  513-847-103
                                 (CUSIP NUMBER)

Check the following box if a fee is being paid with this statement _____.

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                                   COVER PAGE

CUSIP No. 513-847-103                 13G     PAGE  2 of  6
                                                   ---   ---

1.NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

THE HUNTINGTON TRUST COMPANY, N.A.

EIN 31-1232181

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

NOT APPLICABLE
                                                                          (A)___
                                                                          (B)___



3.SEC USE ONLY




4.CITIZENSHIP OR PLACE OF ORGANIZATION

ORGANIZED UNDER THE LAWS OF THE UNITED STATES OF AMERICA

- -----------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

407,866

6.SHARED VOTING POWER

2,864,097

7.SOLE DISPOSITIVE POWER

3,167,300

8.SHARED DISPOSITIVE POWER

2,977

- -----------------------------------------------------------------

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9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,274,940


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES*

NOT APPLICABLE

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.90


12.TYPE OF REPORTING PERSON*
BK

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                                    SCHEDULE

Item 1.

(a)Name of Issuer:
LANCASTER COLONY CORP.

(b)Address of Issuer's Principal Executive Offices:

37 WEST BROAD STREET
COLUMBUS, OHIO 43287


Item 2.

(a)Name of Person Filing:
THE HUNTINGTON TRUST COMPANY, N.A.

(b)Address of Principal Business Office or, if none, Residence:
41 South High Street, Suite 3400
Columbus, Ohio 43287


(c)Citizenship:
United States of America

(d)Title of Class of Securities:
Common

(e)CUSIP Number:
513-847-103


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(b)x Bank as defined in section 3(a)(6) of the Act


Item 4.  Ownership

(a)Amount Beneficially Owned:
3,274,940

(b)Percent of Class:
10.90%

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(c)Number of shares as to which such person has:

(i)  sole power to vote or to direct the vote:
407,866

(ii)  shared power to vote or to direct the vote:
2,864,097

(iii)sole power to dispose or to direct the disposition of:
3,167,300

(iv)  shared power to dispose or to direct the disposition of:
2,977

Item 5.   Ownership of Five Percent or Less of a Class
Not Aplicable

Item 6.O  Ownership of More than Five Percent on Behalf of
          Another Person


The Bank acts as agent or fiduciary with respect to the securities reported to be beneficially owned herein, and, pursuant to the agency or fiduciary agreements, beneficiaries or other persons may have rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, some of all such securities.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company.
Not Applicable

Item 8.   Identification and Classification of Members of the
          Group
Not Applicable

Item 9.   Notice of Dissolution of Group
Not Applicable

Item 10.  Certification

     By signing below the undersigned hereby certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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                                  SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


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                                       Date


                                       The Huntington Trust Company, N.A.


                                       By: /s/ David A. Jones
                                          -----------------------
                                          Signature

                                          DAVID A. JONES
                                          --------------
                                            Name

                                          ASSISTANT VICE PRESIDENT
                                          ------------------------
                                            Title

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